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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GUILFORD MILLS, INC.
(Name of Subject Company)

GUILFORD MILLS, INC.
(Names of Person Filing Statement)

Common Stock, par value $0.01 Per Share
(Title of Class of Securities)

401794 20 1
(CUSIP Number of Class of Securities)

John A. Emrich
Guilford Mills, Inc.
6001 West Market Street
Greensboro, N.C. 27409
Telephone: 336-316-4000
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

WITH COPIES TO:
Stephen E. Jacobs, Esq.
Raymond O. Gietz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153-0119
Telephone: (212) 310-8000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

ITEM 1.    SUBJECT COMPANY INFORMATION.

        Name and Address.    The name of the subject company is Guilford Mills, Inc., a Delaware corporation ("Guilford" or the "Company"). Guilford's principal executive offices are located at 6001 West Market Street, Greensboro, N.C. 27409, and its phone number is (336) 316-4000.

        Securities.    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits or annexes hereto, this "Schedule 14D-9") relates is the common stock, par value $0.01 per share (the "Common Stock"), of Guilford. As of March 1, 2004, there were 5,501,053 shares of Common Stock issued and outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

        Name and Address.    The name, business address and business telephone number of Guilford, which is the person filing this Schedule 14D-9, are set forth in Item 1 of this Schedule 14D-9. The filing person is the subject company.

        Tender Offer.    This Schedule 14D-9 relates to the cash tender offer disclosed in the Schedule TO, dated March 5, 2004 (the "Schedule TO"), filed with the Securities and Exchange Commission (the "Commission"), by GMI Merger Corporation, a Delaware corporation ("Purchaser"), and GMI Holding Corporation, a Delaware corporation and sole stockholder of Purchaser ("Parent"), to purchase all of the issued and outstanding shares (the "Shares") of Common Stock not already owned by Parent, Purchaser or any of their affiliates, for an amount equal to $19.00 per share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, and are incorporated herein by reference in their entirety.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 27, 2004, among Parent, Purchaser and Guilford (the "Merger Agreement"). Following the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Guilford (the "Merger"), and Guilford will be the surviving corporation in the Merger (the "Surviving Corporation"). In the Merger, each outstanding Share (other than Shares held by (i) Guilford, (ii) Parent or Purchaser, or (iii) stockholders who are entitled to and have properly exercised their dissenters' rights under the Delaware General Corporation Law, as amended (the "DGCL")), will be converted into the right to receive the Offer Price, or any higher price per Share paid in the Offer, without interest. The Merger Agreement is summarized in Section 12 of Purchaser's Offer to Purchase.

        Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into Support Agreements with each of Carl Marks Strategic Investments, L.P. and Carl Marks Strategic Investments III, L.P. (together, "Carl Marks") and The Prudential Insurance Company of America ("Prudential", and together with Carl Marks, the "Stockholders"), dated as of February 27, 2004. The Support Agreements with Carl Marks and Prudential are substantially similar. Pursuant to the Support Agreements, the Stockholders have agreed, subject to certain conditions, to tender all of their Shares to Purchaser in the Offer and have agreed to vote their Shares in favor of the Merger. The Support Agreements are summarized in Section 12 of Purchaser's Offer to Purchase.

        The Schedule TO states that the principal executive office of Purchaser is located at 299 Park Avenue, New York, New York 10071.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Certain contracts, agreements, arrangements or understandings between Guilford or its affiliates and certain of its directors and executive officers or affiliates are described in the Information Statement pursuant to Rule 14f-1 (the "Information Statement") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), attached hereto as Annex A and incorporated herein by reference. Except as described in this Schedule 14D-9 or incorporated herein by reference, to the knowledge of Guilford, as of the date of this Schedule 14D-9 there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between Guilford or its affiliates and (a) Guilford's executive officers, directors or affiliates or (b) Parent, Purchaser or their respective executive officers, directors or affiliates.

        The Merger Agreement.    The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Introduction and Sections 12 and 13 of the Offer to Purchase, which is being mailed to stockholders together with this Schedule 14D-9, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The Support Agreements.    The summary of the Support Agreements contained in Section 12 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Support Agreements, which have been filed as Exhibits (e)(2) and (e)(3) hereto and are incorporated herein by reference.

        The Confidentiality Agreement.    The summary of the Confidentiality Agreement contained in Section 12 of the Offer to Purchase is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

        Effect of the Offer on Company Stock Options.    The Merger Agreement requires that, prior to the Purchase Date, Guilford must take all actions necessary to provide that each option outstanding immediately prior to the Purchase Date (whether or not then vested or exercisable) that represents the right to acquire shares of Guilford's Common Stock (each, an "Option") be cancelled and converted at the Purchase Date into the right to receive from Guilford a cash amount equal to the excess, if any, of (i) the Offer Price per share over (ii) the exercise price payable in respect of such share of Common Stock issuable under such Option. All unexercised Options as of the Purchase Date that have an exercise price equal to or exceeding the Offer Price on the Purchase Date shall be immediately cancelled and forfeited. Prior to the Purchase Date, Guilford must make any amendments to the terms of the Guilford Stock Option Plan for Nonemployee Directors and the Guilford 2003 Stock Option Plan and any other stock option plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock or equity of Guilford and use its reasonable best efforts to obtain any consents from holders of Options that, in each case, are necessary to give effect to the cancellation or conversion of the Options.

        Effect of the Offer on Directors' and Officers' Indemnification and Insurance. The Merger Agreement provides that the certificate of incorporation and by-laws of the Surviving Corporation shall contain provisions with respect to indemnification in favor of those persons who are directors, officers or employees of Guilford at the effective time of the Merger (the "Effective Time") or who were previously directors, officers or employees of Guilford prior to the Effective Time (the "Indemnified Persons") no less favorable than as provided in Guilford's certificate of incorporation and by-laws (as in effect as of the date of the Merger Agreement) and which shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Persons.

        In addition, the Merger Agreement requires that Parent cause the Surviving Corporation to use its commercially reasonable efforts to purchase a six-year "tail" with respect to Guilford's existing current directors' and officers' liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those persons who are currently (and any additional persons who prior to the Effective Time become) covered by Guilford's directors' and officers' liability insurance policy on terms with respect to such coverage, and in an amount, not less favorable to such persons than those of such policy in effect on the date of the execution of the Merger Agreement. In the event that the Surviving Corporation does not purchase the "tail" policy, then, for the six-year period commencing immediately after the Purchase Date, the Surviving Corporation shall maintain coverage equivalent to that provided by the officers' and directors' liability insurance policies maintained by Guilford as of the date of the Merger Agreement with respect to matters determined prior to the Effective Time. However, the Surviving Corporation is not required to expend more than an amount per year equal to 200% of the annual premium paid by Guilford for such insurance as of the date of the Merger Agreement.

        Consulting Fees.    During the 2003 fiscal year, Guilford paid $231,356 in consulting fees to Horizon Management, Inc., of which Charles M. Price, a director of Guilford, is the President, Chief Executive Officer and controlling stockholder.

        Transactions with Secured Lenders.    In connection with the implementation of Guilford's amended joint plan of reorganization, dated August 15, 2002 (the "Plan"), which was confirmed by the United States Bankruptcy Court for the Southern District of New York on September 20, 2002, Guilford entered into the transactions listed below with Prudential Financial, Inc., Wachovia Bank, National Association, Carl Marks Management Company, L.P., Bank One, NA, PW Willow Funds LLC, GE Capital CFE, Inc. or their respective affiliates:

  •
  Issuance of 4,950,000 shares of Common Stock;

  •
  Issuance of senior secured term notes in the aggregate principal amount of $135,000,000 (the "2005 Notes") in partial satisfaction of the lenders' pre-petition claims against Guilford. The Notes bear interest at the annual rate of 9.89% and mature on October 4, 2005. Upon the occurrence of a change in control of Guilford and certain other conditions or events, Guilford is required to make an offer to the holders of the 2005 Notes to prepay the principal, and unpaid interest due, under the 2005 Notes together with a yield maintenance, or "make-whole", payment (the "Make-Whole Payment"). The actual amount of any Make-Whole Payment will depend upon interest rates prevailing at the time of such payment and the period of time between such payment and October 4, 2005, the maturity date of the 2005 Notes. Generally, an increase in market interest rates and/or the passage of time will reduce the amount of the Make-Whole Payment. Assuming the 2005 Notes were prepaid as of February 6, 2004, the Make-Whole Payment required to be paid by Guilford would have been equal to approximately $18.3 million;

  •
  Transfer of certain assets relating to Guilford's discontinued operations located in Altamira, Mexico to a newly created trust, the sole beneficiary of which is Guilford (the "Altamira Trust"). The Altamira Trust issued notes to the secured lenders in the aggregate principal amount of $22,000,000 in partial satisfaction of such lenders' pre-petition claims against Guilford;

  •
  Transfer of certain assets relating to certain domestic discontinued operations to a separate, newly created trust, the sole beneficiaries of which are the secured lenders. This trust issued notes to the secured lenders in the aggregate principal amount of approximately $16,300,000 in connection with the implementation of the Plan and in partial satisfaction of such lenders' pre-petition claims against Guilford;

  •
  Distribution to the secured lenders of cash in the aggregate amount of $32,207,000, an amount representing proceeds from the sale of certain other discontinued assets consummated prior to Guilford's emergence from bankruptcy; and

  •
  Entry into a new Credit, Security, Guaranty and Pledge Agreement with Wachovia Bank, National Association, Bank One, NA, General Electric Capital Corporation (an affiliate of GE Capital CFE, Inc.) and The Prudential Insurance Company of America (an Affiliate of Prudential Financial, Inc.). The new facility provides for a revolving credit loan facility and letters of credit in a maximum principal amount equal to the lesser of (a) $25,000,000 or (b) a specified borrowing base, which is based upon eligible receivables and eligible inventory.

        Salary Continuation Agreements.    Guilford has entered into salary continuation agreements with, among others, the following executive officers: John A. Emrich, David H. Taylor, Robert W. Nolan, Alan R. Mackinnon, Robert A. Emken, Jr. and Richard E. Novak (the "Executive Officers"). Each

salary continuation agreement with an Executive Officer provides that after certain terminations of a participant's employment, Guilford will pay, among other benefits, a participant's base salary ("Base Salary Payments") for a period of either one year or two years (depending upon the participant). Any Base Salary Payments for Messrs. Emrich, Taylor, Emken and Novak are payable for two years after an eligible termination of employment, and any Base Salary Payments for Messrs. Nolan and Mackinnon are payable for one year after an eligible termination of employment. The Base Salary Payments are payable in monthly installments and, after the payment of the first half of such amounts, are subject to reduction to the extent the employee finds new employment elsewhere. The term of each salary continuation agreement continues until Guilford provides at least six months' notice of termination, which notice cannot be furnished prior to November 12, 2004. Under the terms of the Merger Agreement, Purchaser will extend such notice date to November 12, 2005.

        Discretionary Bonus Program.    The Board of Directors of Guilford has authorized a discretionary bonus program pursuant to which certain key employees, including the Executive Officers, will be eligible to receive a bonus not to exceed $300,000 individually and $1,500,000 in the aggregate in the event of a change in control of Guilford on or before December 31, 2004.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

(a)    Recommendation of the Board.    The Board of Directors of Guilford, during a meeting held on February 26, 2004, by unanimous vote approved, adopted and declared advisable the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, approved the acquisition of the Shares by Purchaser pursuant to the Offer and the other transactions contemplated by the Merger Agreement and, to the extent applicable, exempted the Merger Agreement and the transactions contemplated thereby from the restrictions of Section 203 of the DGCL. At this meeting, the Board of Directors by unanimous vote recommended that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

(b)    (i) Background of the Offer; Contacts with Purchaser.

        In November 2001, Guilford retained Rothschild Inc. to provide an analysis of Guilford's debt capacity and a going concern valuation of Guilford.

        In early January 2002, amid liquidity concerns, Guilford retained Rothschild Inc. to act as its financial advisor in connection with the possible restructuring, including potentially through a bankruptcy filing, of its senior indebtedness, which Guilford believed had become too large in light of its operations, revenues and financial forecasts.

        On March 5, 2002, Guilford reached an agreement in principle with its senior lenders with respect to a restructuring of its senior indebtedness through a Chapter 11 bankruptcy filing.

        On March 13, 2002, the Board of Directors met and authorized Guilford's Chapter 11 bankruptcy filing.

        At the same Board meeting on March 13, 2002, Rothschild representatives indicated that certain parties had expressed an interest in exploring the possibility of purchasing, or investing in, Guilford. Although the Board did not determine to put Guilford up for sale, Rothschild continued to receive and seek indications of interest for purposes of determining whether the sale of Guilford might be advisable and what valuations third parties might ascribe to Guilford. During the following months, Rothschild received several expressions of interest from third parties.

        On July 10, 2002, Rothschild advised the Board of Directors that certain of Guilford's senior lenders had indicated that they had no interest in exploring a sale of Guilford at the valuations reflected in the preliminary indications of interest. Although Rothschild ceased any further solicitation activity related to a possible sale of Guilford, it did continue to receive unsolicited inquiries regarding Guilford. Following the receipt of such unsolicited inquiries, the Board of Directors, after consultation with Management, determined that Guilford should focus on completing the restructuring rather than pursuing a possible sale of Guilford.

        On October 4, 2002, Guilford emerged from bankruptcy. Pursuant to Guilford's plan of reorganization, Guilford's senior lenders received approximately 90% of the oustanding shares of Guilford's Common Stock, with the remainder being owned by the public. The senior lenders additionally received $135,000,000 of Guilford's senior secured notes due 2005 (the "2005 Notes"). The 2005 Notes bear interest at a rate of 9.89% and mature on October 4, 2005. Upon the occurrence of a change in control of Guilford and certain other conditions or events, Guilford is required to make an offer to the holders of the 2005 Notes to prepay the principal, and unpaid interest due, under the 2005 Notes together with a yield maintenance, or "make-whole" payment (the "Make-Whole Payment"). The actual amount of any Make-Whole Payment will depend upon interest rates prevailing at the time of such payment and the period of time between such payment and October 4, 2005, the maturity date of the 2005 Notes. Generally, an increase in market interest rates and/or the passage of time will reduce the amount of the Make-Whole Payment. Assuming the 2005 Notes were prepaid as of February 6, 2004, the aggregate Make-Whole Payment would have been equal to approximately $18.3 million.

        Pursuant to Guilford's bankruptcy reorganization plan (the "Plan"), the term of all directors in office on October 4, 2002 (the "Emergence Date") expired as of such date. Under the Plan, as of the Emergence Date, Guilford's current Board of Directors, consisting of Mr. Emrich (who had been a director prior to the Emergence Date) and six persons designated by Guilford's senior lenders, was appointed. (Information regarding the current Board of Directors is set forth in the Information Statement attached hereto as Annex A.) The current Board of Directors held its first meeting on October 22, 2002. At that meeting, representatives of Rothschild provided the Board of Directors background information on the third party indications of interest that had been received during the pendency of the bankruptcy proceeding and shortly after the Emergence Date. The Board of Directors determined at such meeting that its very recent appointment had not yet afforded it the opportunity to adequately evaluate the state and prospects of Guilford's business and, therefore, the Board of Directors concluded that it was premature to consider a possible sale of Guilford.

        During the next few months, the Board of Directors received from management, both during and outside of formal Board meetings, additional information regarding Guilford's affairs, business plans, strategies, financial forecasts and budget, as well as information regarding the outlook for the automotive industry. Having evaluated Guilford's business plan, and the potential risks and benefits attendant thereto, the Board of Directors determined that it would be appropriate to fully explore all strategic alternatives for Guilford, including a possible sale of Guilford. To that end, at a meeting held on February 25, 2003, the Board of Directors appointed a subcommittee comprised of Messrs. Monahan, Robinson and Ruzic (who was later replaced by Mr. Elkins) (the "Transaction Committee") to engage a financial advisor to explore strategic alternatives for maximizing value for all of Guilford's stockholders. In appointing the Transaction Committee, the Board noted that it had not yet decided whether a sale of Guilford was advisable and in the interests of all stockholders. Also at the February 25, 2003 meeting, Mr. Monahan reported to the entire Board that he had been in contact with Guilford stockholders owning, in the aggregate, more than 70% of the then outstanding shares of Guilford's common stock who had expressed their preference that the Board consider a sale of Guilford.

        On April 29, 2003, the Board of Directors met with representatives of certain of its major stockholders and holders of the 2005 Notes to receive their input regarding Guilford's engagement of a financial advisor. The Board of Directors agreed that a committee of such stockholders and holders of 2005 Notes (the "Ad Hoc Securityholders' Committee") comprised of representatives of The Prudential Insurance Company of America ("Prudential"), Wachovia Bank, National Association ("Wachovia") and Carl Marks Strategic Investments, LP ("Carl Marks") would be permitted to participate with the Board of Directors in interviewing potential financial advisors and if and to the extent appropriate, as determined by the Board in its sole discretion, reviewing with the Board of Directors possible strategic alternatives to maximize stockholder value, including any potential sale, of Guilford.

        On July 10, 2003, after the Transaction Committee had interviewed several investment banking firms, the Board of Directors authorized the engagement of Goldman, Sachs & Co. ("Goldman Sachs") as its financial advisor, and on August 4, 2003, Guilford executed an engagement letter with Goldman Sachs.

        On August 26, 2003, representatives of Weil, Gotshal & Manges LLP, Guilford's outside legal counsel, met with the Transaction Committee and the Board of Directors to review legal considerations in connection with a possible sale of Guilford. On that same date, Mr. Monahan updated the Board of Directors on Goldman Sachs' efforts in assisting Guilford in its review of strategic alternatives.

        During the period between August 26, 2003 and October 17, 2003, Goldman Sachs conducted a review of Guilford's business and operations and, with the assistance and guidance of Guilford's management, prepared a confidential information memorandum relating to Guilford's business and operations.

        On October 14, 2003, the Transaction Committee and the Ad Hoc Securityholders' Committee received an update from Goldman Sachs with respect to their activities and discussed with Goldman Sachs the identity and number of potential prospective purchasers.

        After having reviewed the confidential information memorandum, the Board of Directors, on October 17, 2003, approved the distribution of the confidential information memorandum to prospective bidders and the issuance of a press release announcing Guilford's engagement of Goldman Sachs as its financial advisor in connection with exploring possible strategic alternatives designed to maximize stockholder value, including a potential sale of Guilford, and, on October 20, 2003, Guilford issued the press release.

        Between October 2003 and November 2003, Goldman Sachs contacted approximately 85 potential strategic and financial buyers to determine whether they would have any interest in an acquisition of Guilford.

        During the period from October 2003 to early December 2003, Guilford (with the assistance of Goldman Sachs and Weil, Gotshal & Manges) negotiated and entered into confidentiality agreements with 30 prospective bidders. Goldman Sachs subsequently contacted and distributed the confidential information memorandum to each of these prospective bidders.

        On November 18, 2003, at the direction of the Board of Directors, Goldman Sachs invited all prospective bidders to whom it had distributed the confidential information memorandum to submit preliminary, non-binding indications of interest for the acquisition of 100% of the outstanding shares of Guilford's Common Stock. Of the 30 prospective bidders that had executed confidentiality agreements and received the confidential information memorandum, five submitted preliminary, non-binding indications of interest between December 2, 2003 and December 4, 2003.

        On December 9, 2003, the Board of Directors met to consider the terms of the five preliminary indications of interest received. Following their deliberations, the Board of Directors determined to ask all five bidders to commence due diligence investigations such that they would subsequently be in a position to submit binding offers. A representative of Weil, Gotshal & Manges reviewed the principal terms of a proposed form merger agreement to be distributed to the potential bidders and the proposed transaction structure for the sale of Guilford.

        Beginning in mid-December 2003, representatives of the five bidders began legal, accounting and operational due diligence investigations of Guilford's business. As part of this process, over the following weeks, Guilford management made presentations to, and conducted facility tours for, representatives of each of the five bidders and their prospective lenders and financial, legal and other advisors. Additionally, the form merger agreement, and a preliminary draft of Guilford's disclosure schedules to the form merger agreement, were distributed to the bidders.

        On January 20, 2004, at the direction of the Board of Directors, Goldman Sachs invited the five bidders to submit binding written proposals by February 11, 2004 (which was subsequently extended to February 19, 2004), and to provide written comments to the proposed merger agreement by February 2, 2004.

        On February 2, 2004, three of the remaining bidders submitted written comments to the form merger agreement, and the other two bidders indicated that they would not submit binding written proposals. On February 5, 2004, the Transaction Committee reviewed and discussed these comments with representatives of Weil, Gotshal & Manges and Goldman Sachs.

        On February 11, 2004, representatives of Weil, Gotshal & Manges had telephone conversations with legal counsel for each of the three bidders to discuss the bidders' respective initial comments to the form merger agreement. Each bidder was invited to submit revised written comments to the form merger agreement by February 18, 2004 based on these discussions.

        On February 18 and 19, 2004, each of the three bidders submitted revised written comments to the form merger agreement.

        On February 19, 2004, each of the three bidders submitted binding offers. Essential terms of each of the three offers were as follows:

          (1)   Purchaser submitted a bid in which Guilford stockholders would receive $17.50 a share in a cash tender offer. All outstanding indebtedness for borrowed money would be repaid following the tender offer, including payment of the Make-Whole Payment described above. Purchaser's offer was contingent upon having certain stockholders agree, subject to certain conditions, to tender their shares to Purchaser in the tender offer. Other key conditions included customer interviews and receipt of updated Phase 1 environmental reports. Purchaser's offer was not contingent upon third party financing;

          (2)   Another bidder ("Bidder 2") submitted a bid in which Guilford stockholders would receive $15.25 per share in a one-step merger following approval of Guilford's stockholders at a specially called meeting. All outstanding indebtedness for borrowed money would be repaid following the merger, including payment of the Make-Whole Payment described above. Bidder 2's offer was contingent upon having certain stockholders agree, subject to certain conditions, to vote their shares in favor of the merger. Other key conditions included completion of asset appraisal and collateral audits, customer interviews and receipt of updated Phase 1 environmental reports. Bidder 2's offer was not contingent upon receipt of third party financing, although its financing commitment was subject to borrowing base and other conditions; and

          (3)   A third bidder ("Bidder 3") submitted a bid in which Guilford stockholders would receive $8.95 per share in a one-step merger following approval of Guilford's stockholders at a specially called meeting. All outstanding indebtedness for borrowed money would be repaid following the merger, including payment of the Make-Whole Payment described above. Bidder 3's offer was contingent upon having certain stockholders agree, subject to certain conditions, to vote their shares in favor of the merger. Another key condition included receipt of approval from key customers. Bidder 3's offer additionally was contingent upon receipt of third party financing.

        On February 21, 2004, the Transaction Committee met to consider the three binding offers. Representatives of Goldman Sachs reviewed the financial terms of the three bids, and representatives of Weil, Gotshal & Manges reviewed the terms of the revised comments to the form merger agreement, with the Transaction Committee.

        On February 21, 2004, Mr. Monahan contacted representatives of the Ad Hoc Securityholders' Committee to determine their interest in a sale of Guilford for a price per share slightly in excess of $17.00. Representatives of two of the three institutions comprising the Ad Hoc Securityholders' Committee indicated that they would favorably view a transaction on those financial terms. Representatives of the third institution were unable to be reached.

        On February 22, 2004, the Board of Directors met to consider the three binding offers. Representatives of Goldman Sachs reviewed the financial terms of such offers, and representatives of Weil, Gotshal & Manges reviewed the terms of the revised comments to the form merger agreement. After deliberation, the Board of Directors directed representatives of Weil, Gotshal & Manges to commence discussions with Purchaser's counsel to determine whether definitive terms of a merger agreement could be agreed. Following the meeting, Mr. Monahan and representatives of Goldman Sachs and Weil, Gotshal & Manges contacted members of the Ad Hoc Securityholders' Committee. Representatives of two institutions indicated that they favorably viewed a transaction at a valuation of $17.50 per share and would be willing to execute stockholder support agreements with Purchaser whereby they would agree, subject to certain conditions, to tender shares of Guilford Common Stock held by them to Purchaser on such financial terms. Representatives of the third institution were unable to be reached.

        On the evening of February 22, 2004, representatives of Weil, Gotshal & Manges revised the merger agreement in light of comments received by Purchaser's counsel and forwarded the revised agreement to Purchaser's counsel.

        From time to time between February 23, 2004 and February 27, 2004, representatives of Weil, Gotshal & Manges met with counsel to Purchaser to discuss and negotiate terms of the merger agreement and the stockholder support agreements.

        On February 23, 2004, Goldman Sachs received a letter from Bidder 3 revising its bid to reflect the following terms:

          Bidder 3 would acquire all of Guilford's outstanding shares pursuant to a merger following approval of Guilford's stockholders at a specially called meeting, or a cash tender offer, at a price per share of $21.00. All of the holders of the 2005 Notes would be required to (a) waive payment of the Make-Whole Payment, (b) agree to extend the maturity date of the 2005 Notes from 2005 to 2009, and (c) agree to change the interest rate payable under the 2005 Notes to 9.5% in 2004, with subsequent increases of 1% each year thereafter to 13.5% in the final year. Although no binding commitment was offered, Bidder 3 indicated that it would attempt to cause Guilford to prepay or refinance the 2005 Notes following the closing of the merger as quickly as possible.

        On the evening of February 23, 2004, Goldman Sachs contacted Bidder 3 to clarify the terms of its proposal.

        On the morning of February 24, 2004, representatives of Goldman Sachs and Weil, Gotshal & Manges and members of the Transaction Committee discussed Bidder 3's revised bid. Since Bidder 3's revised bid contemplated a restructuring of the 2005 Notes that would require the consent of all of the holders of the 2005 Notes, the Transaction Committee requested that representatives of Goldman Sachs contact representatives of the Ad Hoc Securityholders' Committee to determine whether they would be willing to agree to waive the Make-Whole Payment and restructure the 2005 Notes as required by Bidder 3's revised bid in the event Guilford entered into a transaction on the terms contemplated by Bidder 3.

        On February 24, 2004, Mr. Monahan, representatives of Goldman Sachs and representatives of the three institutions comprising the Ad Hoc Securityholders' Committee discussed Bidder 3's revised bid. The representative of one institution indicated that, notwithstanding the per share price of $21.00, it would neither be willing to waive the Make-Whole Payment nor agree to restructure the 2005 Notes in the manner required by Bidder 3's revised bid in the event Guilford entered into a transaction on the terms contemplated by Bidder 3. The representative of another institution indicated that it would be willing to consider waiving the Make-Whole Payment and restructure the 2005 Notes in the manner required by Bidder 3's revised bid subject to certain conditions. The representative of the third institution did not express a definitive opinion.

        On February 24, 2004, at the direction of the Transaction Committee, Goldman Sachs contacted Bidder 3 and relayed that at least one significant holder of the 2005 Notes would not be willing to waive the Make-Whole Payment or restructure the 2005 Notes in the manner required by Bidder 3's proposal.

        On February 24, 2004, Goldman Sachs received a second letter from Bidder 3 further revising its bid to reflect the following terms:

          Bidder 3 would acquire all of Guilford's outstanding shares pursuant to a merger following approval of Guilford's stockholders at a specially called meeting, or a cash tender offer, at a price per share of $22.00. All of the holders of the 2005 Notes would be required to (a) waive payment of the Make-Whole Payment, (b) agree to extend the maturity date under the 2005 Notes from 2005 to 2009, and (c) in turn, agree to change the interest rate payable under the 2005 Notes to 12.0% in 2004, with subsequent increases of 0.375% each year thereafter to 13.5% in the final year. Although no binding commitment was offered, Bidder 3 would attempt to cause Guilford to prepay or refinance the 2005 Notes following the closing of the merger as quickly as possible.

        On February 25, 2004, Mr. Monahan, representatives of Goldman Sachs and representatives of the three institutions comprising the Ad Hoc Securityholders' Committee discussed Bidder 3's revised bid. The representative of one institution indicated that, notwithstanding the per share price of $22.00, it would neither be willing to waive the Make-Whole Payment nor agree to restructure the 2005 Notes in the manner required by Bidder 3's revised bid in the event Guilford entered into a transaction on the terms contemplated by Bidder 3. The representatives of the other two institutions indicated that they would be willing to consider waiving the Make-Whole Payment and restructuring the 2005 Notes in the manner required by Bidder 3's revised bid, subject to certain conditions.

        On February 25, 2004, at the direction of the Transaction Committee, Goldman Sachs contacted Bidder 3 and relayed that at least one significant holder of the 2005 Notes would still not be willing to waive the Make-Whole Payment or restructure the 2005 Notes in the manner required by Bidder 3's revised proposal in the event Guilford entered into a transaction on the terms contemplated by
Bidder 3.

        Later in the day on February 25, 2004, Bidder 3 contacted Goldman Sachs to relay that Bidder 3 would be willing to either engage in a transaction (1) on the terms set forth in its previous written proposal of February 24, 2004 whereby it would acquire all of Guilford's outstanding shares at a price per share of $22.00, provided that the Make-Whole Payment be waived and the terms of the 2005 Notes be restructured as set forth therein or (2) based on the following terms, which it included in a third letter dated February 26, 2004:

          Bidder 3 would acquire all of Guilford's outstanding shares pursuant to a merger following approval of Guilford's stockholders at a specially called meeting, or a cash tender offer, at a price per share of $18.55. Upon consummation of the merger, Bidder 3 would pay the Make-Whole Payment to the holders of the 2005 Notes, provided that all of the holders of the 2005 Notes (a) agree to extend the maturity date under the 2005 Notes from 2005 to 2009, and (b) in turn, agree to change the interest rate payable under the 2005 Notes to 12.0% in 2004, with subsequent increases of 0.375% each year thereafter to 13.5% in the final year. Although no binding commitment was offered, Bidder 3 would attempt to cause Guilford to prepay or refinance the 2005 Notes following the closing of the merger as quickly as possible. The per share price of $18.55 was based on the assumption that the Make-Whole Payment would not exceed $16.8 million. To the extent that the Make-Whole Payment exceeded $16.8 million, the aggregate share consideration payable to Guilford's stockholders would correspondingly be reduced.

Bidder 3 represented to Goldman Sachs that the alternative proposals reflected in its second and third letters constituted its final and best offers. In response to a request from Goldman Sachs, Bidder 3 also submitted a list of key remaining issues in the merger agreement.

        On February 25, 2004, following a discussion between representatives of Goldman Sachs and Purchaser in which Goldman Sachs indicated that Purchaser's proposed price might be inadequate, Purchaser advised Goldman Sachs that it would submit a revised bid (which would constitute its final and best offer) on February 26, 2004, provided that the financial terms of the bid and Purchaser's identity would not be disclosed to any third person. Purchaser and Guilford and their respective counsel also continued to negotiate terms of the merger agreement and substantially reached agreement on the remaining significant issues.

        On the morning of February 26, 2004, Purchaser requested that Guilford enter into a confidentiality agreement pursuant to which Guilford would agree that it would not disclose either the financial terms of the revised offer that Purchaser intended to make or Purchaser's identity to any third person.

        On February 26, 2004, representatives of Goldman Sachs and Weil, Gotshal & Manges and representatives of the three institutions comprising the Ad Hoc Securityholders' Committee discussed Bidder 3's revised offer consisting of two alternatives that were equally acceptable to Bidder 3. The representative of one institution indicated that it would not be willing either to waive the Make-Whole Payment (in the case of the $22.00 per share offer) or to restructure the 2005 Notes in the manner required by both Bidder 3's $22.00 per share offer and $18.55 per share offer in the event Guilford entered into a transaction on the terms contemplated by either of Bidder 3's two alternative proposals. The representatives of the other two institutions indicated that they were either willing, or likely to be willing, to restructure the 2005 Notes in the manner required by Bidder 3's proposals and/or waive the Make-Whole Payment (in the case of the $22.00 per share offer).

        On February 26, 2004, the Board of Directors held a meeting to discuss the status of negotiations with Purchaser and Bidder 3's revised alternative proposals. At the meeting, the Board of Directors authorized Guilford's management to execute the confidentiality agreement requested by Purchaser as a condition to the receipt of Purchaser's final and best offer.

        Following the receipt of the executed confidentiality agreement on February 26, 2004, Purchaser orally revised its bid to $19.00 per share and indicated that it was its final and best offer. Purchaser also stated that its offer would only be available until 4:00 p.m. that day.

        Later in the day on February 26, 2004, the Board of Directors held a second meeting. Representatives of Goldman Sachs updated the Board as to Purchaser's revised bid and presented a report of its financial analyses of Guilford and the sales and solicitation process undertaken by it since their engagement. The Board of Directors discussed the revised proposals from Purchaser and Bidder 3. While Bidder 3's $22.00 per share proposal provided for a higher price per share than Purchaser's proposal, Bidder 3's $22.00 per share proposal was conditioned upon all of the holders of the 2005 Notes waiving the Make-Whole Payment and agreeing to restructure the 2005 Notes. The Board discussed the conditionality and feasibility of Bidder 3's $22.00 per share proposal, including the fact that one of the significant holders of the 2005 Notes indicated that it would neither be willing to waive the Make-Whole Payment nor agree to restructure the 2005 Notes in the manner required by Bidder 3's $22.00 per share offer in the event Guilford entered into a transaction on the terms contemplated by Bidder 3's $22.00 proposal. In addition, Bidder 3's $22.00 per share proposal contained significant modifications to the form merger agreement, and further consideration of Bidder 3's proposal could involve the risk that Purchaser would withdraw its $19.00 per share proposal. In light of the foregoing, the Board of Directors determined that Bidder 3's $22.00 per share proposal likely could not be consummated as proposed and involved significant risks and uncertainties. The Board of Directors then requested that Goldman Sachs deliver the opinion regarding the fairness, from a financial point of view, to the holders of Guilford's Common Stock of the transaction proposed by Purchaser as reflected in the Merger Agreement. Goldman Sachs rendered its oral opinion which was later confirmed by delivery of its written opinion, dated February 27, 2004 that, as of the date of the written opinion and based on and subject to the factors and assumptions set forth therein, the $19.00 per share in cash to be received by holders of Guilford's Common Stock pursuant to the Offer and the Merger is fair from a financial point of view to such holders. A representative of Weil, Gotshal & Manges reviewed and discussed with the Board of Directors their fiduciary duties under Delaware law with respect to the approval of a sale of Guilford. A representative of Weil, Gotshal & Manges also discussed with the Board of Directors the terms of the proposed Merger Agreement and tender offer, the timetable, the closing conditions and various other aspects of the proposed transaction with Purchaser and responded to questions posed by Directors. After deliberation, the Board of Directors unanimously determined that Purchaser's proposal represented the best value for Guilford's stockholders and approved Purchaser's $19.00 per share offer and authorized Guilford's management to execute the Merger Agreement.

        Following the Board discussion, on February 26, 2004, Mr. Monahan and representatives of the three institutions comprising the Ad Hoc Securityholders' Committee discussed Purchaser's revised bid, each of whom indicated that Purchaser's final offer was acceptable to them.

        Prior to the open of the U.S. financial markets on February 27, 2004, Guilford and Purchaser executed and delivered the merger agreement, Purchaser and each of Prudential and Carl Marks executed and delivered the stockholder support agreements, and the parties jointly announced the Offer and the Merger.

(ii)    Reasons for the Recommendation of Guilford's Board of Directors.

        In making the determinations and recommendations set forth in paragraph (a) above, Guilford's Board of Directors considered a number of factors, including, without limitation, the following:

  •
  the amount of consideration to be received by the holders of Shares pursuant to the Offer and the Merger;

  •
  the historical market price of the Common Stock prior to the public announcement on October 20, 2003 that Guilford had engaged Goldman Sachs to explore possible strategic alternatives designed to maximize stockholder value, including a potential sale of Guilford, and the fact that the Offer and the Merger will enable holders of the Shares to realize a 91% premium over the last recorded trade of the Common Stock on October 17, 2003 (the business day immediately preceding October 20, 2003) of $9.95;

  •
  Guilford's prospects and anticipated competitive position, and potential limitations thereon, if it were to maintain its current ownership structure, including management's views of the risks and benefits inherent in continuing to pursue its current business strategy;

  •
  the process leading to the Offer and the Merger and the possible alternatives thereto, the range of possible benefits to Guilford's stockholders and other constituencies of such alternatives and the expected timing and likelihood of accomplishing any of such alternatives;

  •
  the various risks and uncertainties relating to the possible alternative transaction proposed by Bidder 3, including the fact that Bidder 3's $22.00 per share proposal (a) while providing for a higher price per share than the Offer Price, would require all of the holders of the 2005 Notes to waive the Make-Whole Payment and agree to restructure the 2005 Notes and (b) for the reasons discussed in "Background of the Offer" above, likely could not be consummated as proposed;

  •
  information with regard to the financial condition, results of operations, financial projections, business and prospects of Guilford, as well as current economic and market conditions (including current conditions in the textile industry and global automotive industry);

  •
  the financial analysis and presentation of Goldman Sachs to the Board of Directors and its opinion dated February 27, 2004 that, as of the date of the written opinion, the $19.00 per Share in cash to be received by holders of Guilford's Common Stock in the Offer and the Merger is fair from a financial point of view to such holders;

  •
  the likelihood that the proposed acquisition would be consummated, in light of (a) the Support Agreements pursuant to which certain stockholders holding approximately 48% of the outstanding Shares agreed, subject to certain conditions, to tender all of their Shares in the Offer and vote all of their Shares in favor of the Merger, and (b) the experience, reputation and financial capabilities of Cerberus;

  •
  the fact that the Support Agreements terminate in the event that the Merger Agreement is terminated, Guilford's Board of Directors withdraws its approval of the Merger Agreement or its recommendation that Guilford's stockholders accept the Offer and tender their shares to Purchaser or, at the election of Prudential or Carl Marks, if the Merger Agreement is amended in a manner that materially adversely affects such stockholders; and

  •
  the other terms of the Merger Agreement, including the possibility that the terms of the merger agreement, including the non-solicitation and termination fee provisions, might potentially discourage other parties that might be interested in acquiring Guilford from proposing such a transaction.

        Guilford's Board of Directors did not assign relative weights to the above factors or determine that any factor was of special importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board of Directors assigned different weights to the various factors described above.

(iii)    Opinion of Guilford's Financial Advisor

        Goldman Sachs rendered its opinion to Guilford's Board of Directors that, as of the date of the written opinion and based upon and subject to the factors and assumptions set forth therein, the $19.00 per Share in cash to be received by the holders of Shares in the Offer and the Merger is fair from a financial point of view to such holders.

        The full text of the written opinion of Goldman Sachs, dated February 27, 2004, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Guilford's stockholders should read the opinion in its entirety. Goldman Sachs provided its opinion for the information and assistance of Guilford's Board of Directors in connection with its consideration of the transaction contemplated by the Merger Agreement. The Goldman Sachs opinion is not a recommendation as to whether any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger.

        In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

  •
  the Merger Agreement;

  •
  Annual Reports on Form 10-K of Guilford for the fiscal years ended September 29, 2002 and September 28, 2003;

  •
  certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Guilford;

  •
  certain other communications from Guilford to its stockholders; and

  •
  certain internal financial analyses and forecasts for Guilford prepared by its management.

        Goldman Sachs also held discussions with members of the senior management of Guilford regarding their assessment of the past and current business operations, financial condition, and future prospects of Guilford. In addition, Goldman Sachs reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for Guilford with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the automotive interior industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

        Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In that regard, Goldman Sachs assumed with Guilford's consent that the internal financial forecasts prepared by the management of Guilford had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Guilford. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of Guilford or any of its subsidiaries. No evaluation or appraisal of the assets or liabilities of Guilford or any of its subsidiaries was furnished to Goldman Sachs. The opinion of Goldman Sachs did not address the relative merits of the transaction contemplated by the Merger Agreement as compared to any alternative business transaction that might have been available to Guilford, nor did it address the underlying business decision of Guilford to engage in the transaction contemplated by the Merger Agreement.

        The following is a summary of the material financial analyses used by Goldman Sachs in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs. The order of analyses described does not represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs' financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 25, 2004 and is not necessarily indicative of current market conditions.

        Premium and Trading Volume Analysis.    Goldman Sachs analyzed the consideration to be received by holders of Shares pursuant to the Merger Agreement in relation to the market price of the Shares on (a) October 17, 2003, which was the last trading day before the public announcement of the engagement of Goldman Sachs to assist Guilford in its review of strategic alternatives and (b) February 25, 2004, which was the last trading day before the Guilford Board of Directors' telephonic meeting to approve the transaction contemplated by the Merger Agreement.

        This analysis indicated that the price per Share to be paid to Guilford stockholders pursuant to the Merger Agreement represented:

  •
  a premium of 91.0% based on the pre-announcement market price of $9.95 per Share; and

  •
  a discount of 13.6% based on the February 25, 2004 market price of $22.00 per Share.

        Goldman Sachs also reviewed the daily average trading volume and the total Shares traded as a percentage of the total Shares outstanding since (a) October 7, 2002, which was the first trading day following Guilford's emergence from bankruptcy and (b) October 20, 2003, which was the date of the public announcement announcing the engagement of Goldman Sachs to assist Guilford in its review of strategic alternatives.

Activity Through February 25, 2004	Daily Average Trading Volume (Shares)	Total Shares Traded as a % of Total Shares Outstanding
October 7, 2002	6,104	27.3%
October 20, 2003	5,755	6.8%

        Selected Companies Analysis.    Goldman Sachs reviewed and compared certain financial information for Guilford to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the automotive supplier industry with a market capitalization of less than $800 million at the time of the analysis:

  •
  Intermet Corporation

  •
  Dura Automotive Systems Incorporated

  •
  Tenneco Automotive Incorporated

  •
  Tower Automotive Incorporated

  •
  GenCorp Incorporated

  •
  Collins & Aikman Corporation

  •
  Intier Automotive Incorporated

        Although none of the selected companies is directly comparable to Guilford, the companies included were chosen because they are publicly traded companies with business and market characteristics that, for purposes of analysis, may be considered similar to certain business and market characteristics of Guilford.

        Goldman Sachs also calculated and compared various financial multiples and ratios of the selected companies based on information it obtained from SEC filings and IBES median estimates. The multiples and ratios of Guilford were based on information provided by Guilford's management and information from SEC filings. The multiples and ratios of Guilford and of the selected companies were calculated using closing prices on February 25, 2004. With respect to the selected companies, Goldman Sachs calculated:

  •
  levered market capitalization, which is the market value of diluted common equity plus the book value of debt plus minority interest, preferred debt, and pension underfunding, if any, less cash, as a multiple of latest twelve months, or LTM, sales;

  •
  levered market capitalization as a multiple of LTM earnings before interest, taxes, depreciation and amortization, or EBITDA; and

  •
  levered market capitalization as a multiple of estimated calendar year 2004 EBITDA.

        The results of these analyses are summarized as follows. For the selected companies, LTM refers to the latest twelve-month period available from the most recent publicly available information:

Selected Companies
Levered Market Capitalization as a multiple of:
	Range	Median	Guilford
LTM Sales	0.22x–0.87x	0.59x	0.61x	*
LTM EBITDA	4.1x–6.8x	5.9x	5.6x	*
2004E EBITDA	3.4x–6.2x	5.6x	5.0x

*
Fiscal 2003 PF (ended September) is pro forma for the December 2003 disposition of American Textil, Guilford's Mexican operation.

        Goldman Sachs also calculated and compared the selected companies' estimated calendar years 2004 and 2005 price to earnings ratios to the results for Guilford. The following table presents the results of this analysis:

Selected Companies
Price as a multiple of:
	Range	Median	Guilford
2004E EPS	6.5x–33.5x*	15.3x*	10.5x**
2005E EPS	5.8x–13.0x*	8.5x*	11.0x**

*
Based on IBES median estimates

**
Based on Guilford's management projections

        Discounted Cash Flow Analysis.    Goldman Sachs performed a discounted cash flow analysis on Guilford using Guilford's management projections through fiscal year 2006. Goldman Sachs calculated illustrative implied present values of free cash flows for Guilford for the fiscal years 2004 through 2006 using discount rates ranging from 8% to 12%. Goldman Sachs calculated the illustrative implied terminal values for Guilford using the implied terminal value indications in fiscal year 2006 based on multiples ranging from 3.0x 2006E EBITDA to 5.0x 2006E EBITDA. These implied terminal value indications were then discounted to illustrative implied present values using discount rates ranging from 8% to 12%. The present value of free cash flows plus the present value of the implied terminal value were summed by Goldman Sachs to arrive at an implied enterprise value. The implied equity value was calculated by Goldman Sachs as the implied enterprise value net of $134.9 million of net liabilities which were calculated based on Guilford's latest Quarterly Report on Form 10-Q and guidance from Guilford's management. The implied price per share of Guilford was based on (a) 5.5 million basic shares of Guilford outstanding as of December 28, 2003; and (b) 148,000 employee and non-employee director options at a strike price of $4.00 and 24,000 non-employee director options at a strike price of $10.44. This analysis resulted in an implied per Share value range of $7.37 to $26.92.

        Selected Transactions Analysis.    Goldman Sachs analyzed certain information relating to the following selected transactions in the automotive interior industry since 1996:

Date Announced		Acquiror	Target
•	October 2003	Toyoda Boshoku Corporation	Araco Corporation (Interior Components)
•	October 2003	Toyoda Boshoku Corporation	Takanichi—USA, Inc.
•	November 2002	Blackstone Group	TRW Automotive Holdings Corporation
•	August 2001	Collins & Aikman Corporation	Textron Incorporated
•	April 2001	Collins & Aikman Corporation	Joan Automotive Industries, Incorporated (Fabric Operations)
•	January 2001	Heartland Industrial Partners, L.P.	Collins & Aikman Corporation (60%)
•	October 2000	Faurecia Exhaust Systems AB	Sommer Allibert Industrie AG
•	September 2000	Heartland Industrial Partners, L.P.	Simpson Industries Incorporated
•	May 2000	Meridian Automotive Systems Incorporated	Cambridge Industries Incorporated
•	May 1999	Visteon Corporation	Plastic Omnium Auto Interiors SA
•	April 1998	Johnson Controls Incorporated	The Becker Group Inc.
•	February 1998	Lear Corporation	Delphi Corporation
•	December 1997	ECIA (Engineering Construction Industry Association)	Bertrand Faure Seating Ltd.
•	May 1997	Lear Corporation	Keiper GmbH & Co. KG
•	August 1996	Collins & Aikman Corporation	JPS Automotive, Incorporated
•	May 1996	Lear Corporation	Masland Carpets, Incorporated

For each of the selected transactions and for the transaction contemplated by the Merger Agreement, Goldman Sachs calculated and compared levered aggregate consideration as a multiple of (a) LTM revenues and (b) LTM EBITDA.

        The following table presents the results of this analysis:

Levered Market Capitalization as a Multiple of:	Range	Median	Proposed Transaction
LTM Revenues	0.2x–1.3x	0.6x	0.63x*
LTM EBITDA	4.1x–11.5x	6.4x	5.7x*

*
Fiscal 2003 PF (ended September) is pro forma for the December 2003 disposition of American Textil, Guilford's Mexican operation.

        Hypothetical Leveraged Buyout Analysis.    Goldman Sachs performed a hypothetical leveraged buyout analysis on Guilford using Guilford's management projections for the fiscal years 2004 through 2006. Goldman Sachs assumed an illustrative capital structure for Guilford of $150 million of debt, or leverage of 3.4x 2003 PF EBITDA. Total debt was assumed by Goldman Sachs to consist of (a) $65 million of bank debt and (b) $85 million of subordinated debt. Based upon a range of fiscal year 2006E EBITDA valuation multiples of 4.0x to 5.0x, Goldman Sachs calculated illustrative equity values per Share assuming a target investment rate of return range of 15% to 30%. This analysis resulted in a range of illustrative equity values per Share for Guilford from $12.50 to $23.48.

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Guilford or the contemplated transaction.

        Goldman Sachs prepared these analyses for purposes of Goldman Sachs' providing its opinion to Guilford's Board of Directors as to the fairness from a financial point of view of the transaction. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Guilford, Parent, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

        As described above, Goldman Sachs' opinion to Guilford's Board of Directors was one of many factors taken into consideration by Guilford's Board of Directors in making its determination to approve the transaction contemplated by the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B.

        Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs has acted as financial advisor to Guilford in connection with, and has participated in certain of the negotiations leading to, the transaction contemplated by the Merger Agreement.

        Goldman Sachs also has provided certain investment banking services to affiliates of Parent from time to time. Goldman Sachs also may provide investment banking and other services to Parent and its affiliates and portfolio companies in the future in connection with which services Goldman Sachs may receive compensation. The Guilford Board of Directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction contemplated by the Merger Agreement.

        Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits, counseling, risk management, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may actively trade the debt and equity securities (or related derivative securities) of Guilford and affiliates and portfolio companies of Parent for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

        Pursuant to a letter agreement dated August 4, 2003, Guilford engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, Guilford has agreed to pay Goldman Sachs a transaction fee of approximately $4 million, payable upon consummation of the transaction. In addition, Guilford has agreed to reimburse Goldman Sachs for its reasonable expenses, including attorneys' fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

(c)    Intent to Tender.    After reasonable inquiry and to the best knowledge of Guilford, each executive officer, director, affiliate and subsidiary of Guilford who owns Shares intends to tender in the Offer all Shares that each person owns of record or beneficially, other than Shares, if any, that any such persons may have the right to purchase by exercising stock options.

ITEM 5.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        Neither Guilford nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of Guilford on its behalf with respect to the Offer or the Merger.

        Guilford retained Goldman Sachs as its financial advisors in connection with the Offer and the Merger. Pursuant to the terms of Goldman Sachs' engagement, Guilford has agreed to pay Goldman Sachs for its financial advisory services a fee of approximately $4 million upon consummation of the Offer and the Merger. Guilford has also agreed to reimburse Goldman Sachs for its reasonable expenses, including attorneys' fees and disbursements and to indemnify Goldman Sachs and related persons against certain liabilities under federal securities laws.

        Goldman Sachs is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction contemplated by the Merger Agreement. Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may actively trade the debt and equity securities (or related derivative securities) of Guilford and affiliates and portfolio companies of Parent and its affiliates for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        No transactions in Shares have been effected during the past 60 days by Guilford or, to the knowledge of Guilford, by any executive officer, director, affiliate or subsidiary of Guilford, other than the execution and delivery of the Merger Agreement and the Support Agreements.

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS AND PROPOSALS.

        Except as set forth herein or in the portions of the Offer to Purchase incorporated herein by reference, Guilford is not currently undertaking or engaging in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of Guilford's securities by Guilford, any of its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation involving Guilford; (iii) any purchase, sale or transfer of a material amount of assets of Guilford; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Guilford.

        Except as set forth herein or in the portions of the Offer to Purchase incorporated herein by reference, there are no transactions, resolutions of the Board of Directors of Guilford, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8.    ADDITIONAL INFORMATION.

        The information set forth in the Offer to Purchase and the related Letter of Transmittal, filed as exhibits (a)(1) and (a)(2) herewith, is incorporated herein by reference.

        The Information Statement attached as Annex A to this Statement is being furnished in connection with the possible designation by Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be elected to Guilford's Board of Directors other than at a meeting of the Guilford's stockholders.

ITEM 9.    EXHIBITS.

(a)(1)	Offer to Purchase, dated March 5, 2004 (incorporated herein by reference to Exhibit (a)(1) to the Schedule TO of Purchaser filed with the SEC on March 5, 2004).
(a)(2)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2) to the Schedule TO of Purchaser filed with the SEC on March 5, 2004).
(a)(3)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(3) to the Schedule TO of Purchaser filed with the SEC on March 5, 2004).
(a)(4)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(4) to the Schedule TO of Purchaser filed with the SEC on March 5, 2004).
(a)(5)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(5) to the Schedule TO of Purchaser filed with the SEC on March 5, 2004).
(a)(6)
Text of the joint press release issued by Purchaser and Guilford, dated February 27, 2004 (incorporated herein by reference to the Schedule 14D-9 of the Company filed with the SEC on February 27, 2004).
(a)(7)	Letter to stockholders from Michael T. Monahan and John A. Emrich, dated March 5, 2004.*
(e)(1)
Agreement and Plan of Merger, dated February 27, 2004, among Parent, Purchaser and Guilford (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO of Purchaser filed with the SEC on March 5, 2004).
(e)(2)
Support Agreement, dated February 27, 2004, among Parent, Purchaser and Carl Marks Strategic Investments, L.P. and Carl Marks Strategic Investments III, L.P. (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO of Purchaser filed with the SEC on March 5, 2004).
(e)(3)
Support Agreement, dated February 27, 2004, among Parent, Purchaser and The Prudential Insurance Company of America (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO of Purchaser filed with the SEC on March 5, 2004).
(e)(4)	Confidentiality Agreement, dated November 25, 2003, among Parent and Guilford (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO of Purchaser filed with the SEC on March 5, 2004).
(e)(5)
Amended Joint Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code, dated August 15, 2002, as filed with the U.S. Bankruptcy Court for the Southern District of New York (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on October 4, 2002 (the "10/4/02 8-K")).

(e)(6)	Amended Joint Disclosure Statement to Amended Joint Plan of Reorganization dated August 15, 2002 (incorporated by reference to Exhibit 2.2 to the 10/4/02 8-K).
(e)(7)
Bankruptcy Court Order, dated September 20, 2002, confirming the Amended Joint Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code (incorporated by reference to Exhibit 2.3 to the 10/4/02 8-K).
(e)(8)
Note Agreement, dated October 1, 2002, entered into by and between the Company and each of the purchasers named in the purchasers' schedule thereto (the "Note Agreement") (incorporated by reference to Exhibit (4)(a) to the Company's Annual Report on Form 10-K for the fiscal year ended September 29, 2002 filed with the SEC on January 14, 2003 (the "2002 Annual Report")).
(e)(9)
Amendment No. 1 to Note Agreement, dated December 17, 2003 (incorporated by reference to Exhibit 4(b) of the Company's Annual Report on Form 10-K for the fiscal year ended September 28, 2003 filed with the SEC on December 29, 2003 (the "2003 Annual Report")).
(e)(10)	Salary Continuation Agreement, dated November 12, 2002, by and between the Company and John A. Emrich (incorporated by reference to Exhibit (10)(l) of the 2002 Annual Report).
(e)(11)	Salary Continuation Agreement, dated November 12, 2002, by and between the Company and Richard E. Novak (incorporated by reference to Exhibit (10) (m) of the 2002 Annual Report).
(e)(12)	Salary Continuation Agreement, dated November 12, 2002, by and between the Company and Robert W. Nolan (incorporated by reference to Exhibit (10) (m) of the 2003 Annual Report).
(e)(13)	Salary Continuation Agreement, dated November 12, 2002, by and between the Company and Alan R. Mackinnon (incorporated by reference to Exhibit (10) (n) of the 2003 Annual Report).
(e)(14)	Salary Continuation Agreement, dated November 12, 2002, by and between the Company and Robert A. Emken, Jr. (incorporated by reference to Exhibit (10)(o) of the 2002 Annual Report).
(e)(15)
Salary Continuation Agreement, dated January 31, 2003, between the Company and David H. Taylor (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2002 filed with the SEC on February 12, 2003 (the "12/29/02 10-Q")).
(e)(16)	Guilford Mills, Inc. Stock Option Plan for Nonemployee Directors (incorporated by reference to Exhibit (10)(b) to the 12/29/02 10-Q).
(e)(17)
Form of Stock Option Contract pursuant to the Guilford Mills, Inc. Stock Option Plan for Nonemployee Directors (incorporated by reference to Exhibit (10) (a) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2003 filed with the SEC on May 14, 2003).
(e)(18)	Guilford Mills, Inc. 2003 Stock Option Plan (incorporated by reference to Exhibit 10(t) to 2003 Annual Report).
(e)(19)	Form of Stock Option Contract pursuant to the Guilford Mills, Inc. 2003 Stock Option Plan (incorporated by reference to Exhibit 10(u) to the 2003 Annual Report).

(e)(20)
Form of Indemnification Agreement for Directors and Certain Employees (incorporated by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003 filed with the SEC on August 13, 2003).
(e)(21)	Form of Discretionary Bonus Program Agreement, dated January 7, 2004.*
(e)(22)
Altamira Trust Agreement and Declaration of Trust, dated October 1, 2002, by and between the Company and Wilmington Trust Company (incorporated by reference to Exhibit (10)(x) to the 2002 Annual Report).
(e)(23)
Credit, Security, Guaranty and Pledge Agreement, dated October 1, 2002, among the Company, the Guarantors and Lenders referred to therein, and Wachovia Bank, National Association, as Administrative Agent, Collateral Agent and Issuing Bank (the "Credit Agreement") (incorporated by reference to Exhibit (10)(y) to the 2002 Annual Report).
(e)(24)	Amendment No. 1 to Credit Agreement, dated December 17, 2003 (incorporated by reference to Exhibit 10(c)(c) to the 2003 Annual Report).
(e)(25)
Amendment No. 2 to Credit Agreement, dated December 2003 (incorporated by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 28, 2003 filed with the SEC on on February 11, 2004).
(e)(26)	Information Statement of the Company, dated March 5, 2004 (included as Annex A hereto)*
(g)	None

*
Included with this Schedule 14D-9.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I hereby certify as of March 5, 2004 that the information set forth in this statement is true, complete and correct.

GUILFORD MILLS, INC.
By:	/s/ DAVID H. TAYLOR Name: David H. Taylor Title: Chief Financial Officer

ANNEX A

Guilford Mills, Inc.
6001 West Market Street
Greensboro, N.C. 27409

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
OF 1934 AND RULE 14F-1 THEREUNDER

        This Information Statement is being mailed on or about March 5, 2004 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Guilford Mills, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by GMI Merger Corporation ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of GMI Holding Corporation, a Delaware corporation ("Parent"), to a majority of seats on the Board of Directors of the Company (the "Board of Directors" or the "Board"). On February 27, 2004, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Purchaser and Parent, pursuant to which Purchaser is required to commence a tender offer to purchase all issued and outstanding shares (the "Shares") of common stock, par value $0.01 per share, of the Company (the "Common Stock") at a price per Share of $19.00 (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated March 5, 2004, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Purchaser with the Securities and Exchange Commission (the "Commission") on March 5, 2004. Following the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the "Merger"), and the Company will be the surviving corporation in the Merger. In the Merger, each outstanding Share (other than Shares held by (i) the Company or any of its subsidiaries, (ii) Parent or Purchaser and (iii) stockholders who are entitled to and have properly exercised their dissenters' rights under the Delaware General Corporation Law, as amended (the "DGCL")) will be converted into the right to receive the Offer Price, or any higher price per Share paid in the Offer, without interest.

        Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into Support Agreements, dated as of February 27, 2004 (the "Support Agreements"), with Carl Marks Strategic Investments, L.P. and Carl Marks Strategic Investments III, L.P. (together, "Carl Marks") and The Prudential Insurance Company of America ("Prudential", and together with Carl Marks, the "Stockholders"). Pursuant to the Support Agreements, the Stockholders have agreed, subject to certain conditions, to tender all their Shares pursuant to the Offer and have agreed to vote their Shares in favor of the Merger.

        The Offer, the Merger, the Merger Agreement, and the Support Agreements are more fully described in the Schedule 14D-9 to which this Information Statement constitutes Annex A, which was filed by the Company with the Commission on March 5, 2004 and which is being mailed to stockholders of the Company along with this Information Statement.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Information set forth herein related to Parent, Purchaser or Purchaser Designees (as defined below) has been provided by Parent and Purchaser. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

        Pursuant to the Merger Agreement, Purchaser commenced the Offer on March 5, 2004. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Thursday, April 1, 2004, unless Purchaser extends it.

GENERAL

        The Common Stock is the only class of equity securities of the Company outstanding which is currently entitled to vote at a meeting of the stockholders of the Company. As of the close of business on March 1, 2004, there were 5,501,053 outstanding Shares of Common Stock, of which Parent and Purchaser owned no Shares.

RIGHTS TO DESIGNATE DIRECTORS AND PURCHASER DESIGNEES

        Upon the purchase of shares of Common Stock pursuant to the Offer and for so long thereafter as Parent and its subsidiaries own in the aggregate more than 50% of the outstanding shares of Common Stock, Parent shall be entitled to designate for appointment or election to the Company's Board of Directors, upon written notice to the Company, such number of directors, rounded up to the next whole number, as is equal to the product obtained by multiplying the total number of directors on such Board (after giving effect to the directors designated by Parent pursuant to this sentence) by the percentage that the number of shares so owned by Parent and its subsidiaries bears to the total number of shares then outstanding. The Company shall, upon request of Parent, use its reasonable best efforts to promptly cause Parent's designees (and any replacement designees in the event that any designee shall no longer be on such Board of Directors) to be so appointed or elected to the Company's Board of Directors and, to the extent necessary, increase the size of such Board of Directors or use its reasonable best efforts to obtain the resignation of such number of its Directors as is necessary to give effect to the foregoing provision. At such time, the Company shall also, upon the request of Parent, use its reasonable best efforts to cause such persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company's Board of Directors of (i) each committee of the Company's Board of Directors subject to compliance with applicable securities laws and (ii) each board of directors (or similar body) of each subsidiary of the Company and each committee of each such board (or similar body). Notwithstanding the foregoing, until the Effective Time, the Board of Directors shall have at least one director who is a director of the Company on the date of this Agreement and who is not an officer of the Company or any of its subsidiaries; provided, however, that notwithstanding the foregoing, in no event shall the requirement to have at least one such director result in Parent's designees constituting less than a majority of the directors on the Company's Board of Directors unless Parent shall have failed to designate a sufficient number of persons to constitute at least a majority.

        Following the election of such of designees of Parent, prior to the Effective Time, any amendment of the Merger Agreement or the Certificate of Incorporation or By-Laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for performance of any of the obligations or other acts of Parent or Purchaser, or waiver of any of the Company's rights under the Merger Agreement, will require the concurrence of a majority of the directors of the Company then in office who neither were designated by Purchaser nor are employees of the Company or any subsidiary of the Company.

        Parent will select its designees from among the individuals listed below. If necessary, Purchaser may choose additional or other designees, subject to the requirements of Rule 14f-1. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of Parent's designees currently is a director of, or holds any positions with, the Company. The Parent has advised the Company that, to the Parent's knowledge, none of Parent's designees has a familial relationship with any director or executive officer of the Company. Parent has advised the Company that, to the best of Parent's knowledge, except as set forth below, none of its designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Parent and the Company that have been described in the Schedule TO or the Schedule 14D-9.

        The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Purchaser's designees are set forth below. Unless otherwise indicated, each such person has held his or her present position as set forth below for the past five years and each occupation refers to employment with Cerberus Capital Management, L.P. All persons listed below are citizens of the United States.

Name and Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Mark A. Neporent c/o Cerberus Capital Management, L.P. 299 Park Avenue New York, New York 10171.	Mr. Neporent, 46, has been the Chief Operating Officer and a Senior Managing Director of Cerberus Capital Management, L.P. and its affiliates for more than the past five years.
Dev B. Kapadia c/o Cerberus Capital Management, L.P. 299 Park Avenue New York, New York 10171.
Mr. Kapadia, 32, is a Managing Director of Cerberus Capital Management, L.P. Prior to joining Cerberus in 2003, Mr. Kapadia spent seven years with The Carlyle Group, a global private investment firm, and Carlyle Management Group, a Carlyle private equity fund dedicated to turnaround and special situation investments.
Morris Rowlett RESK Consulting, LLC 1800 Nations Drive, Suite 217 Gurnee, IL, 60031-9174.
Mr. Rowlett, 53, is a founding member of RESK Consulting, LLC, a management-consulting firm, and has been associated with RESK Consulting, LLC since 2000. Additionally, in 2002 Mr. Rowlett was Chairman and Chief Executive Officer of Pilot Industries, Inc. and in 1998 was Chief Executive Officer of Ganton Technologies Inc.
Hootan Yaghoobzadeh c/o Cerberus Capital Management, L.P. 299 Park Avenue New York, New York 10171.
Mr. Yaghoobzadeh, 29, is a Vice President of Cerberus. Prior to joining Cerberus in 2003, Mr. Yaghoobzadeh was an investment professional at The Carlyle Group from 2002 to 2003 and, prior to attending business school, from 1998 to 2000.
Abigail May c/o Cerberus Capital Management, L.P. 299 Park Avenue New York, New York 10171.	Ms. May, 29, is a Senior Vice President of Cerberus Capital Management, L.P. and has been associated with Cerberus Capital Management, L.P. for more than five years.
Seth Gardner c/o Cerberus Capital Management, L.P. 299 Park Avenue New York, New York 10171.
Mr. Gardner, 36, is a Vice President of Cerberus Capital Management, L.P. From 1995 to 2003, Mr. Gardner was an associate at the New York law firm of Wachtell, Lipton, Rosen & Katz, where he specialized in chapter 11 bankruptcies, workout situations, distressed acquisitions and distressed securities.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

        Under rules issued by the SEC, a beneficial owner of a security includes any person who directly or indirectly has or shares voting power and/or investment power with respect to such security or has the right to obtain such voting power and/or investment power within 60 days. Except as otherwise noted, each beneficial owner identified in the tables below has sole voting power and investment power with respect to the shares beneficially owned by such person.

        The following table sets forth information with respect to each person who is known by the management of the Company to be the beneficial owner of more than 5% of Common Stock:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Prudential Financial, Inc. 751 Broad Street Newark, New Jersey 07102-3777	2,066,002(1)	37.5
Wachovia Bank, National Association 301 S. College Street Charlotte, NC 28288	868,466(2)	15.8
Carl Marks Management Company, L.P. 135 East 57th Street New York, NY 10022	575,613(3)	10.4
Bank One, NA 1717 Main Street, 4th Floor Dallas, TX 75201	516,682(4)	9.4
GE Capital CFE, Inc. 201 High Ridge Road Stamford, CT 06927	406,736(5)	7.4
UBS Willow Fund, LLC c/o Bond Street Capital LLC 700 Palisade Aveue Englewood Cliffs, New Jersey 07632	366,501(6)	6.7
UBS AG, UBS Americas Inc., PaineWebber Capital Inc. c/o UBS AG Bahnhofstrasse 45 PO Box CH-8021 Zurich, Switzerland	366,530(7)	6.7

(1)
Based upon a Schedule 13G filed on February 10, 2004.
(2)
Based upon information as of December 5, 2003, furnished to the Company by the beneficial owner.
(3)
Based upon a Schedule 13G jointly filed in December, 2002 by Carl Marks Strategic Investments, L.P. ("CMSI"), Carl Marks Management Company, L.P., the sole general partner of CMSI ("CMMC"), and the three individual general partners of CMMC- Andrew M. Boas, Robert C. Ruocco and James F. Wilson (and information furnished to the Company on behalf of CMMC on November 24, 2003), and reflecting share ownership of the same shares of Common Stock. CMMC has sole voting and investment power over all of the shares shown above, CMSI has sole voting and investment power over 518,052 shares shown above, and each of the three individual general partners of CMMC has shared voting and investment power over all of the shares shown above.
(4)
Based upon a Schedule 13G filed on February 12, 2004.
(5)
Based upon a Schedule 13G jointly filed on February 13, 2004 by GE Capital CFE, Inc., General Electric Capital Corporation and General Electric Capital Services, Inc.
(6)
Based upon a Schedule 13G jointly filed on February 17, 2004 by Bond Street Capital, L.L.C., Sam S. Kim, UBS Willow Management, L.L.C., UBS Fund Advisor, L.L.C., PW Alternative Asset Management, Inc., and UBS Willow Fund, L.L.C.
(7)
Based upon a Schedule 13G jointly filed on February 19, 2004 by UBS AG, UBS Americas Inc. and PaineWebber Capital Inc.

Security Ownership of Management

        The following table sets forth certain information, as of December 14, 2003, with respect to Common Stock beneficially owned by each director of the Company, each of the Named Executive Officers, as hereinafter defined,and all directors and executive officers as a group:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Directors (1)
David G. Elkins	2,000	*
John A. Emrich	4,277	*
Kevin M. McShea	2,000	*
Michael T. Monahan	2,000	*
Charles M. Price	2,000	*
Todd A. Robinson	2,000	*
Ronald M. Ruzic	2,000	*
Non-Director Executive Officers
David H. Taylor	0	*
Robert W. Nolan	357	*
Alan R. Mackinnon	14	*
Richard E. Novak	2	*
All directors and executive officers as a group (consisting of 12 persons)	16,719	*

*
Less than one percent

(1)
The shares beneficially owned by all directors, other than Mr. Emrich, represent shares of Common Stock subject to options granted under the Director Plan, as hereinafter defined.

Equity Compensation Plan Information

        The following table sets forth certain information, as of September 28, 2003 (the last day of the Company's 2003 fiscal year), regarding the Employee Plan, as hereinafter defined, and Director Plan, the Company's two compensation plans under which the Common Stock are authorized for issuance (1).

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders	147,000	4.00	463,000

Total	147,000	—	463,000

(1)
The Employee Plan authorizes the issuance of options to the Company's employees to purchase up to 550,000 shares of Common Stock. Options granted to employees under the Employee Plan vest or become exercisable in equal annual one-third increments commencing on the first anniversary of the grant date and have a 10 year term. The Director Plan authorizes the issuance of options to the Company's non-employee directors to purchase up to 60,000 shares of Common Stock. Options granted to non-employee directors under the Director Plan vest or become exercisable in equal annual one-third increments commencing on the first anniversary of the grant date and have a 10 year term.

DIRECTORS OF THE REGISTRANT

        The Board is currently comprised of seven persons. The Company's By-Laws provide that the directors are elected at the annual meeting of stockholders and hold office until their respective successors are elected and qualified or until their earlier resignation or removal. The By-Laws also generally provide that any vacancy on the Board may be filled by the affirmative vote of a majority of the directors then in office. The following table sets forth certain information with respect to each director. Except as otherwise indicated, each such person has held his present principal occupation for the past five years and references to executive offices held are with the Company:

Name	Age (1)	Principal Occupation and Business Experience	Director Since
David G. Elkins (2)	61	Director of The Houston Exploration Company, a natural gas E&P company (since 1999); Director, President and Co-Chief Executive Officer of Sterling Chemicals, Inc., a manufacturer of petrochemicals (from 2001 to 2003), and as its Executive Vice President and General Counsel (from 1998 to 2001); senior partner at Andrews & Kurth L.L.P., a law firm (from 1974 until 1998)	2002
John A. Emrich	59	President and Chief Executive Officer (since 2000); President and Chief Operating Officer (from 1995 to 1999); Senior Vice President and President/Automotive Business Unit (from 1993 to 1995); Vice President/Planning and Vice President/Operations for the Apparel and Home Fashions Business Unit (from 1991 to 1993)	1995
Kevin M. McShea	49	Director of Magnatrax, Inc., a manufacturer of prefabricated steel buildings (since 2003); Director of All Star Gas, Inc., a distributor of propane gas (since 2003); Director of IMS, Inc., a metal fabrication and machinery company (since 2000); President and Chief Executive Officer of Xpectra, Inc., a plastic injection molding manufacturer (from 2000 to 2003); President and Chief Executive Officer of E-M Solutions, Inc., a contract manufacturer (from 1996 to 1999); Chief Financial Officer of Budget Rent a Car, Inc., a travel and transportation company (1990-1995)	2002
Michael T. Monahan	64	President of Monahan Enterprises, LLC, a consulting firm (since 1999); Chairman of Munder Capital Management, an investment Management firm (from 1999 to 2001), and as its Chief Executive Officer (from 1999 to 2000); President of Comerica Bank, a commercial banking firm (from 1992 to 1999), and Comerica Incorporated, a financial services holding firm (from 1993 to 1999); Director of Munder Funds, Inc. a mutual fund firm (since 1999), Director of CMS Energy, Inc., an integrated energy company (since 2002)	2002

Charles M. Price	58
		President and Chief Executive Officer of Horizon Management, Inc., an interim management turnaround firm (since May 2002); Chief Executive Officer of Johnson Rubber Company (since 2003); President and Chief Executive Officer of ELM Packaging LLP (from 2001 to 2002); President and Chief Executive Officer of Southland Technologies, Inc., an OEM automotive parts supplier (from 1999 to 2000); President of Brazos Sportswear (from 1998 to 1999); President and Chief Executive Officer of Wembley Neckwear (from 1997 to 1998); Director of Breed Technologies and Unique Fabricating, both automotive parts suppliers (from 2001 to 2003)	2002
Todd A. Robinson	56	President and Chief Executive Officer of Southwood Group, LLC, a manufacturer of commercial construction products (since 1984); Director of McKenzie Forest Products LLC (since 1998), Steelox Building Systems, LLC (since 2002) and Wilkinson Hi-Rise, LLC (from 2002 to 2003), all manufacturers of construction products; Director of All Star Gas, Inc., a distributor of propane gas (since 2003)	2002
Ronald M. Ruzic	64	Director of AG Kühnle, Kopp & Kausch, a manufacturer of compressors, turbines and fans (since 1997); Director of Magmeti Marelli, a subsidiary of Fiat SpA. (since 2003); Executive Vice President of Borg-Warner Corporation and Group President of Morse Tec and Turbosystems, an OEM automotive supplier of engine and transmission components and systems (from 1991 to 2003); for more than five years prior thereto, the holder of various domestic and international management positions with Borg Warner Corporation	2002

(1)
Age as of December 14, 2003

(2)
Sterling Chemicals, Inc. filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code on July 16, 2001 and emerged from bankruptcy proceedings on December 19, 2002.

        The Board has determined that Kevin M. McShea, the Chairman of the Board's Audit Committee, is an audit committee financial expert, as such term is defined pursuant to the Securities and Exchange Commission ("SEC") rules. The Board has also determined that Mr. McShea is independent of the Company, within the meaning of applicable SEC rules.

EXECUTIVE OFFICERS OF THE REGISTRANT

        The following table sets forth certain information with regard to the executive officers of the Company (other than John A. Emrich, who also serves as a director of the Company and whose information is set forth above).

Name	Age (1)	Office or Business Experience
Robert A. Emken, Jr.	40	General Counsel and Secretary (since 1999); Associate Counsel (from 1991 to 1999); Associate, Womble Carlyle Sandridge & Rice, PLLC (from 1988 to 1991)
Alan R. Mackinnon	62
		Vice President, Sales/Automotive (since 2002); Automotive Business Unit Vice President of European Sales and Marketing (from 2001 to 2002); Automotive Business Unit Vice President of Global Sales to Ford (from 1999 to 2001); Automotive Business Unit Vice President of European Sales and Marketing (from 1994 to 1999)
Robert W. Nolan	65
		Executive Vice President/Operations (since 2002); Automotive Business Unit Executive Vice President (from 1996 to 2002); Automotive Business Unit Vice President of Worldwide Marketing (from 1993 to 1996)
Richard E. Novak	60	Vice President/Human Resources (since 1996); Principal of Nova Consulting Group (from 1994 to 1996); Senior Vice President/Human Resources of Joseph Horne Company, Inc. (from 1987 to 1994)
David H. Taylor	48
		Chief Financial Officer (since 2002); Senior Vice President-Finance, Heafner Tire Group (now known as American Tire Distributors) (from 1999 to 2001); Chief Operating Officer, C'Board USA (from 1998 to 1999); Executive Vice President-Finance, Secretary and Director, JPS Textile Group, Inc. (now known as JPS Industries) (from 1988 to 1998)

(1)
Age as of December 14, 2003

No family relationships exist between any executive officers of the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers, and any persons holding more than 10% of the Company's equity securities, to file with the SEC reports disclosing their initial ownership of the Company's equity securities, as well as subsequent reports disclosing changes in such ownership. To the Company's knowledge, based solely on a review of such reports furnished to it and written representations by certain reporting persons that no other reports were required, during the 2003 fiscal year, the Company's directors, executive officers and greater than 10% beneficial owners complied with all Section 16(a) filing requirements.

Finance Code of Ethics

        The Board has approved the adoption of a code of ethics (the "Code of Ethics"), within the meaning of 17 CFR § 229.406, that applies to the Company's Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Controller and Director of Internal Audit. Any person who desires a copy of the Code of Ethics may obtain a copy without charge by addressing a request to the Company's Secretary, Guilford Mills, Inc., P.O. Box 26969, Greensboro, NC 27419-6969. If the Company makes an amendment to the Code of Ethics, or grants a waiver from a provision of the Code of Ethics to the Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Controller or Director of Internal Audit, then the Company will make any required disclosure of such amendment or waiver on the Company's website (www.guilfordmills.com) or in a current report on Form 8-K filed with the SEC.

EXECUTIVE COMPENSATION

Summary of Cash and Certain Other Compensation

        The following table shows for the fiscal years ended September 28, 2003, September 29, 2002 and September 30, 2001 the cash compensation paid by the Company (and its subsidiaries), as well as certain other compensation paid or accrued for those periods, to the Company's Chief Executive Officer, and to the Company's four most highly compensated executive officers (other than the Chief Executive Officer) (collectively, the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

Long-Term Compensation Awards
Annual Compensation
Securities Underlying Options (#)(1)
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)			All Other Compensation ($)(2)
John A. Emrich, President and Chief Executive Officer	2003 2002 2001	675,000 675,000 675,000	150,000 604,693 0	— — —		25,000 0 0	58,805 41,367 17,688
David H. Taylor, Chief Financial Officer (3)	2003 2002	340,000 262,500	93,323 205,000	— —		15,000 0	7,500 0
Robert W. Nolan, Executive Vice President/Operations	2003 2002 2001	241,250 235,001 217,750	60,038 141,074 0	— — —		15,000 0 0	23,602 21,182 11,429
Alan R. Mackinnon, Vice President, Sales/ Automotive (4)	2003 2002 2001	218,633 193,987 160,387	36,997 106,364 0	75,960(5 — 17,700(5	) )	15,000 0 0	7,325 14,678 0
Richard E. Novak, Vice President/ Human Resources	2003 2002 2001	195,000 195,000 185,250	31,649 99,983 0	— — —		4,000 0 30,000	23,665 21,492 13,536

(1)
Pursuant to Guilford's bankruptcy reorganization plan (the "Plan") which became effective on October 4, 2002 (the "Effective Date"), all options outstanding on the Effective Date to acquire shares of old Common Stock (including the options granted to Mr. Novak during fiscal 2001) were cancelled. The options granted to the Named Executive Officers during the 2003 fiscal year represent options, granted under the Company's 2003 Stock Option Plan (the "Employee Plan"), to acquire shares of Common Stock that were issued pursuant to the Plan.

(2)
The components of the amounts shown in this column for the 2003 fiscal year consist of the following:

(i)
Contributions of $10,000, $7,500, $10,000 and $10,000 to the accounts of Messrs. Emrich, Taylor, Nolan and Novak, respectively, pursuant to the Company's qualified profit-sharing plan.

(ii)
Contributions of $2,314 and $2,706 to the accounts of Messrs. Nolan and Novak, respectively, pursuant to the Company's 401(k) plan.

  (iii)
  Contributions of $47,734, $7,647 and $3,530 to the accounts of Messrs. Emrich, Nolan and Novak, respectively, pursuant to the Company's excess benefit plan which is designed to supplement the Company's qualified profit-sharing plan.

  (iv)
  With respect to Messrs. Emrich, Nolan and Novak, the value of benefits under the Company's Senior Managers' Life Insurance Plan, a split dollar plan (the "Insurance Plan"). During the 2003 fiscal year, each of Messrs. Emrich, Nolan and Novak paid the amount of the premium associated with the term life component of his split dollar life insurance coverage. The Company expects to recover the premiums it pays pursuant to the Insurance Plan. The following amounts reflect the benefits related to the non-term portion of the premiums to be paid by the Company under the insurance policies purchased on the lives of the Named Executive Officers who participate in the Insurance Plan, in each case with the non-term portion of the premium being treated as the present value of an interest-free loan to age 65 in the case of Messrs. Emrich and Novak, and to age 67 in the case of Mr. Nolan: Mr. Emrich—$1,071; Mr. Nolan—$3,641; and Mr. Novak—$7,429.

  (v)
  With respect to Mr. Mackinnon (who does not participate in any of the benefit plans identified in clauses (i)-(iv) above), the amount of contributions paid, to Mr. Mackinnon's participant directed investment account, on certain compensation which is not subject to the Guilford Europe Pension Scheme. See "Other Benefit Plans and Agreements—Pension Plan" below.

(3)
Mr. Taylor, who joined the Company in February, 2002 as interim Chief Financial Officer, began serving the Company as an independent contractor, receiving a monthly fee of $35,000, but not participating in the Company's employee benefit plans other than in certain cash bonus plans. Commencing February, 2003, Mr. Taylor shifted from an independent contractor to an employee of the Company and, therefore, became eligible to participate in certain other Company employee benefit plans.

(4)
The dollar amounts reflected in the above table for Mr. Mackinnon (other than the amounts shown in the Other Annual Compensation column, which amounts were paid in U.S. Dollars) represent the value of Mr. Mackinnon's compensation converted from British Pounds Sterling into U.S. Dollars.

(5)
Represents certain tax reimbursements made to Mr. Mackinnon.

Stock Option Grants

        The table below provides information regarding stock options granted to the Named Executive Officers during the Company's 2003 fiscal year.

OPTION GRANTS IN LAST FISCAL YEAR

Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($)	Expiration Date (1)	Grant Date Present Value ($)(2)
John A. Emrich	25,000	22.5	4.00	6/24/13	123,500
David H. Taylor	15,000	13.5	4.00	6/24/13	74,100
Robert W. Nolan	15,000	13.5	4.00	6/24/13	74,100
Alan R. Mackinnon	15,000	13.5	4.00	6/24/13	74,100
Richard E. Novak	4,000	3.6	4.00	6/24/13	19,760

(1)
The options vest, or become exercisable, in equal, annual one-third increments commencing on the first anniversary of the grant date. Any exercisable portion of an option that is not exercised will be carried forward through the ten year term of the grant. Notwithstanding the foregoing, upon certain types of termination of employment occurring within 13 months after a "change in control" of the Company, as such term is defined in the option plan, all then outstanding options will immediately become exercisable. Pursuant to the terms of the option plan, the Compensation Committee may, in its discretion, elect to cancel any options outstanding upon a change in control and pay each option holder a cash amount equal to the excess of the fair market value of the underlying Common Stock immediately prior to the change in control over the exercise price of the option.

(2)
The values in this column represent the grant date present value of the options based upon application of the Black-Scholes option pricing model. The material assumptions and adjustments used in estimating the present value pursuant to such model are: (i) a volatility factor of 40%; (ii) a dividend yield of 0%; (iii) a risk-free rate of return of 3%; and (iv) an expected option life of 1 to 3 years. The actual value an executive officer receives from a stock option is dependent on future market conditions, and there can be no assurance that the value ultimately realized by the executive will not be more or less than the amount reflected in the "Grant Date Present Value" column.

Stock Option Exercises and Fiscal Year-End Option Values

        The table below shows the value of the options held by the Named Executive Officers at the end of the 2003 fiscal year. None of such persons exercised any stock options during the 2003 fiscal year.

AGGREGATED OPTION EXERCISES IN LAST
FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

Name	Number of Securities Underlying Unexercised at Fiscal Year-End (#) Options Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(1) Exercisable/Unexercisable
John A. Emrich	0/25,000	0/156,250
David H. Taylor	0/15,000	0/93,750
Robert W. Nolan	0/15,000	0/93,750
Alan R. Mackinnon	0/15,000	0/93,750
Richard E. Novak	0/4,000	0/25,000

(1)
The values in this column represent the product of the number of options and the excess of $10.25, the per share closing price of the underlying Common Stock on September 26, 2003 (the last business day of the 2003 fiscal year), over the option exercise price.

Other Benefit Plans and Agreements

        Pension Plan.    Mr. Mackinnon, who does not participate in any of the Company's benefit plans for U.S. based employees (other than in the annual cash bonus plan), is the only Named Executive Officer who is a participant in the Guilford Europe Pension Scheme, a pension plan offered to employees, such as Mr. Mackinnon, of Guilford Europe Limited, the Company's wholly owned United Kingdom subsidiary (the "Pension Plan"). Pursuant to the Pension Plan, a participant is entitled to receive upon normal retirement age (age 65) an annual pension benefit, payable in monthly installments, in an amount determined in accordance with the following formula: 1/60 multiplied by Final Pensionable Salary (as defined herein) multiplied by years of service. The term "Final Pensionable Salary" means the average of the highest three consecutive annual base salaries (after deducting the amount payable to a participant pursuant to a government sponsored pension program) in the ten years immediately before retirement. Each year, a participant contributes to the Pension Plan an amount equal to 5.5% of his annual base salary (less the amount payable to the participant pursuant to the government sponsored pension program). The following table shows the annual retirement benefits that would be payable, upon normal retirement age, for various rates of Final Pensionable Salary (the benefits in the table below include the amounts attributable to participant contributions):

	Years of Service
Remuneration
	10	15	20	25	30
$125,000	$20,833	$31,250	$41,667	$52,083	$62,500
150,000	25,000	37,500	50,000	62,500	75,000
175,000	29,167	43,750	58,333	72,917	87,500
200,000	33,333	50,000	66,667	83,333	100,000
225,000	37,500	56,250	75,000	93,750	112,500
250,000	41,667	62,500	83,333	104,167	125,000
300,000	50,000	75,000	100,000	125,000	150,000

As of December 15, 2003, Mr. Mackinnon has 9 years of credited services for purposes of the Pension Plan.

        Supplemental Retirement Plan.    In 1992, the Company adopted the Senior Managers' Supplemental Retirement Plan (the "Existing SERP") which provides for retirement and death benefits to a select group of senior managers. The Existing SERP provides that upon retirement from the Company after attaining age 65, and after at least 60 months of service with the Company, participants will be entitled to receive a specified dollar amount for a period of ten years following retirement ("Ten Year Payments"). If the participant dies prior to the termination of his or her employment or during the period while the Ten Year Payments are being made, the full amount of the Ten Year Payments or the unpaid portion thereof, as the case may be, will be paid according to the installment schedule to the participant's designated beneficiary.

        The Existing SERP also provides that if the participant's employment with the Company is terminated for any reason other than his or her death or disability (prior to the participant attaining age 65) and the participant has been employed by the Company for at least 60 months, the participant will be entitled to a reduced retirement benefit commencing at age 65. Such reduced benefit will be based upon the participant's total months of employment with the Company as compared with the total months of employment the participant would have had with the Company if he or she had remained in the employ of the Company until age 65. If, at the time of his or her termination of employment with the Company for any reason other than death or disability, the participant has been employed by the Company for less than 60 months and if the Company has not terminated the plan, he or she will not be entitled to any retirement benefits and his or her beneficiaries will not be entitled to any death benefits. If a participant becomes disabled prior to attaining age 65 and such disability continues until age 65, the participant will be entitled to receive the full amount of the Ten Year Payments commencing at age 65, regardless of whether he or she has completed 60 months of service with the Company.

        The following table sets forth the Ten Year Payments for each of the Named Executive Officers who participate in the Existing SERP:

Name of Individual	Ten Year Payments (Per Annum) (1)
John A. Emrich	$300,000
David H. Taylor	100,000
Robert W. Nolan	125,000
Richard E. Novak	100,000

(1)
The amounts in this column represent the full annual amount of a participant's Ten Year Payments if he becomes fully vested in his Existing SERP benefits.

        During the first quarter of the 2004 fiscal year, the Board approved certain amendments to the Existing SERP (the Existing SERP as so amended, the "New SERP"). Each participant will have the option of remaining as a participant in the Existing SERP or becoming a participant in the New SERP. Pursuant to the New SERP, the terms of which have not yet been formally documented, a participant's Ten Year Payments will be equal to 60% of the product of (i) the quotient (which will not be greater than one) arrived at by dividing (A) the sum of a participant's age and the greater of five and one plus the participant's years of service with the Company and its subsidiaries by (B) 75 and (ii) the participant's current maximum Ten Year Payments under the Existing SERP (the resulting amount, the "New SERP Benefit"). Depending upon the individual, the New SERP Benefit will be either greater than or equal to the current vested amount of a participant's Ten Year Payments under the Existing SERP. Unlike the Existing SERP benefit, the amount of the New SERP Benefit will remain fixed and will not increase with a participant's continued service with the Company. The New SERP Benefit will be subject to forfeiture if a participant violates the terms of a covenant prohibiting certain competitive activity against the Company. The New SERP Benefits will be paid from a welfare benefits trust to be established by the Company (the "Benefits Trust"). The Company intends to initially fund the Benefits Trust primarily with certain life insurance policies on the lives of participants. The Benefits Trust will also provide Existing SERP participants with life insurance benefits in lieu of split-dollar life insurance benefits the Company currently provides to such persons (such split-dollar life insurance program described in greater detail in footnote 2 to the "Summary Compensation Table" above). After the initial funding of the Benefits Trust, the Company will have no further obligation to fund or otherwise make payments with respect to the New SERP or such life insurance program.

        Salary Continuation Agreements.    The Company has entered into salary continuation agreements with certain key managers, including the Named Executive Officers. Each salary continuation agreement with a Named Executive Officer provides that after certain terminations of a participant's employment, the Company will pay, among other benefits, a participant's base salary ("Base Salary Payments") for a period of either one year or two years (depending upon the participant). Any Base Salary Payments for Messrs. Emrich, Taylor and Novak are payable for two years after an eligible termination of employment and any Base Salary Payments for Messrs. Nolan and Mackinnon are payable for one year after an eligible termination of employment. The Base Salary Payments are payable in monthly installments and, after the payment of the first half of such amounts, are subject to reduction to the extent the employee finds new employment elsewhere. The term of each salary continuation agreement continues until the Company provides at least six months' notice of termination, which notice cannot be furnished prior to November 12, 2004. Following the Merger, the Surviving Corporation will extend the notice date to November 12, 2005.

DIRECTOR COMPENSATION

        A non-employee director serving as Chairman of the Board receives an annual retainer of $45,000, and other non-employee directors receive an annual retainer of $25,000. A non-employee director serving as Chairman of a standing Board committee receives a supplemental annual retainer as follows: $10,000 for service as Audit Committee Chairman, $7,500 for service as Compensation Committee Chairman and $5,000 for service as Nominating and Corporate Governance Committee Chairman. All annual retainers are payable in equal, quarterly installments. Members of the Company's ad hoc Special Committee, established during the 2003 fiscal year for purposes of assisting in the evaluation of the Company's strategic alternatives, received a one time payment of $25,000, in the case of the Committee Chairman, and $15,000, in the case of the other members of the Committee. Only non-employee directors serve on Board committees. Each non-employee director receives $1,500 for each in-person Board meeting attended and $750 for each telephonic Board meeting attended. Each non-employee director receives $1,000 for each in-person Board committee meeting attended and $500 for each telephonic Board committee meeting attended.

        During the 2003 fiscal year, the Company paid consulting fees to a company with which Charles M. Price, a director, is affiliated (see description in Item 3 of the Schedule 14D-9).

        The Board has adopted a stock option plan for non-employee directors (the "Director Plan"). Pursuant to the Director Plan, each non-employee director was granted during the 2003 fiscal year an option, having a ten year term, to acquire 6,000 shares of Common Stock. In addition, on October 4, 2003, each non-employee director was granted a ten year option to acquire 4,000 shares of Common Stock, with a non-employee director's receipt of such grant having been contingent on his attending at least 75% of the meetings of the Board and of the Board committees on which he serves. The purchase price of the shares of Common Stock covered by the options granted under the Director Plan is the fair market value of the shares as of the date of grant. The options vest, or become exercisable, in equal, annual one-third increments commencing on the first anniversary of the grant date. Any exercisable portion of an option that is not exercised will be carried forward through the term of the grant. Notwithstanding the foregoing, in the event of a "change in control" of the Company, as such term is defined in the Director Plan, all then outstanding options will immediately become exercisable. Pursuant to the Merger Agreement all such options will be cancelled and converted into the right to receive a cash amount equal to the excess, if any, of (i) the Offer Price per share over (ii) the exercise price payable in respect of such share of Common Stock issuable under such option. All unexercised options as of the Purchase Date that have an exercise price equal to or exceeding the Offer Price on the Purchase Date shall be immediately cancelled and forfeited. Prior to the Purchase Date, the Company must make any amendments to the terms of the Director Plan and use its reasonable best efforts to obtain any consents from holders of such options that, in each case, are necessary to give effect to the cancellation or conversion of such options.

ANNEX B

Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004

PERSONAL AND CONFIDENTIAL

February 27, 2004

Board of Directors
Guilford Mills, Inc.
6001 West Market Street
Greensboro, NC 27409

Gentlemen:

        You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Guilford Mills, Inc. (the "Company") of the $19.00 per Share in cash proposed to be received by such holders in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of February 27, 2004 (the "Agreement"), among GMI Holding Corporation ("Buyer"), GMI Merger Corporation, a wholly owned subsidiary of Buyer ("Acquisition Sub"), and the Company. The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Acquisition Sub will pay $19.00 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the "Merger") and each outstanding Share (other than Shares already owned by Acquisition Sub) will be converted into the right to receive $19.00 in cash.

        Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the "Transaction"). We expect to receive fees for our services in connection with the Transaction, all of which fees are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We have provided certain investment banking services to Buyer and its affiliates and portfolio companies from time to time. We also may provide investment banking and other services to Buyer and its affiliates and portfolio companies in the future in connection with which services we may receive compensation. In addition, Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may actively trade the debt and equity securities (or related derivative securities) of the Company and affiliates and portfolio companies of Buyer for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

        In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports on Form 10-K of the Company for the fiscal years ended September 29, 2002 and September 28, 2003; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the automotive interior industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

        We have relied upon the accuracy and completeness of all of the financial, accounting, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the internal financial forecasts prepared by the management of the Company have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our opinion does not address the relative merits of the Transaction as compared to any alternative business transaction that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $19.00 per Share in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

Goldman, Sachs & Co.

B-2

EXHIBIT INDEX

(a)(1)	Offer to Purchase, dated March 5, 2004 (incorporated herein by reference to Exhibit (a)(1) to the Schedule TO of Purchaser filed with the SEC on March 5, 2004).
(a)(2)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2) to the Schedule TO of Purchaser filed with the SEC on March 5, 2004).
(a)(3)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(3) to the Schedule TO of Purchaser filed with the SEC on March 5, 2004).
(a)(4)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(4) to the Schedule TO of Purchaser filed with the SEC on March 5, 2004).
(a)(5)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(5) to the Schedule TO of Purchaser filed with the SEC on March 5, 2004).
(a)(6)
Text of the joint press release issued by Purchaser and Guilford, dated February 27, 2004 (incorporated herein by reference to the Schedule 14D-9 of the Company filed with the SEC on February 27, 2004).
(a)(7)	Letter to stockholders from Michael T. Monahan and John A. Emrich, dated March 5, 2004.*
(e)(1)
Agreement and Plan of Merger, dated February 27, 2004, among Parent, Purchaser and Guilford (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO of Purchaser filed with the SEC on March 5, 2004).
(e)(2)
Support Agreement, dated February 27, 2004, among Parent, Purchaser, and Carl Marks Strategic Investments, L.P. and Carl Marks Strategic Investments III, L.P. (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO of Purchaser filed with the SEC on March 5, 2004).
(e)(3)
Support Agreement, dated February 27, 2004, among Parent, Purchaser and The Prudential Insurance Company of America (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO of Purchaser filed with the SEC on March 5, 2004).
(e)(4)	Confidentiality Agreement, dated November 25, 2003, among Parent and Guilford (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO of Purchaser filed with the SEC on March 5, 2004).
(e)(5)
Amended Joint Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code, dated August 15, 2002, as filed with the U.S. Bankruptcy Court for the Southern District of New York (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on October 4, 2002 (the "10/4/02 8-K")).
(e)(6)	Amended Joint Disclosure Statement to Amended Joint Plan of Reorganization dated August 15, 2002 (incorporated by reference to Exhibit 2.2 to the 10/4/02 8-K).
(e)(7)
Bankruptcy Court Order, dated September 20, 2002, confirming the Amended Joint Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code (incorporated by reference to Exhibit 2.3 to the 10/4/02 8-K).
(e)(8)
Note Agreement, dated October 1, 2002, entered into by and between the Company and each of the purchasers named in the purchasers' schedule thereto (the "Note Agreement") (incorporated by reference to Exhibit (4)(a) to the Company's Annual Report on Form 10-K for the fiscal year ended September 29, 2002 filed with the SEC on January 14, 2003 (the "2002 Annual Report")).

(e)(9)
Amendment No. 1 to Note Agreement, dated December 17, 2003 (incorporated by reference to Exhibit 4(b) of the Company's Annual Report on Form 10-K for the fiscal year ended September 28, 2003 filed with the SEC on December 29, 2003 (the "2003 Annual Report")).
(e)(10)	Salary Continuation Agreement, dated November 12, 2002, by and between the Company and John A. Emrich (incorporated by reference to Exhibit (10)(l) of the 2002 Annual Report).
(e)(11)	Salary Continuation Agreement, dated November 12, 2002, by and between the Company and Richard E. Novak (incorporated by reference to Exhibit (10) (m) of the 2002 Annual Report).
(e)(12)	Salary Continuation Agreement, dated November 12, 2002, by and between the Company and Robert W. Nolan (incorporated by reference to Exhibit (10) (m) of the 2003 Annual Report).
(e)(13)	Salary Continuation Agreement, dated November 12, 2002, by and between the Company and Alan R. Mackinnon (incorporated by reference to Exhibit (10) (n) of the 2003 Annual Report).
(e)(14)	Salary Continuation Agreement, dated November 12, 2002, by and between the Company and Robert A. Emken, Jr. (incorporated by reference to Exhibit (10)(o) of the 2002 Annual Report).
(e)(15)
Salary Continuation Agreement, dated January 31, 2003, between the Company and David H. Taylor (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2002 filed with the SEC on February 12, 2003 (the "12/29/02 10-Q")).
(e)(16)	Guilford Mills, Inc. Stock Option Plan for Nonemployee Directors (incorporated by reference to Exhibit (10)(b) to the 12/29/02 10-Q).
(e)(17)
Form of Stock Option Contract pursuant to the Guilford Mills, Inc. Stock Option Plan for Nonemployee Directors (incorporated by reference to Exhibit (10) (a) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2003 filed with the SEC on May 14, 2003).
(e)(18)	Guilford Mills, Inc. 2003 Stock Option Plan (incorporated by reference to Exhibit 10(t) to 2003 Annual Report).
(e)(19)	Form of Stock Option Contract pursuant to the Guilford Mills, Inc. 2003 Stock Option Plan (incorporated by reference to Exhibit 10(u) to the 2003 Annual Report).
(e)(20)
Form of Indemnification Agreement for Directors and Certain Employees (incorporated by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003 filed with the SEC on August 13, 2003).
(e)(21)	Form of Discretionary Bonus Program Agreement, dated January 7, 2004.*
(e)(22)
Altamira Trust Agreement and Declaration of Trust, dated October 1, 2002, by and between the Company and Wilmington Trust Company (incorporated by reference to Exhibit (10)(x) to the 2002 Annual Report).
(e)(23)
Credit, Security, Guaranty and Pledge Agreement, dated October 1, 2002, among the Company, the Guarantors and Lenders referred to therein, and Wachovia Bank, National Association, as Administrative Agent, Collateral Agent and Issuing Bank (the "Credit Agreement") (incorporated by reference to Exhibit (10)(y) to the 2002 Annual Report).

2

(e)(24)	Amendment No. 1 to Credit Agreement, dated December 17, 2003 (incorporated by reference to Exhibit 10(c)(c) to the 2003 Annual Report).
(e)(25)
Amendment No. 2 to Credit Agreement, dated December 2003 (incorporated by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 28, 2003 filed with the SEC on on February 11, 2004).
(e)(26)	Information Statement of the Company, dated March 5, 2004 (included as Annex A hereto)*
(g)	None

*
Included with this Schedule 14D-9.

3

QuickLinks

  ITEM 1. SUBJECT COMPANY INFORMATION.
  ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 4. THE SOLICITATION OR RECOMMENDATION.
  ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS AND PROPOSALS.
  ITEM 8. ADDITIONAL INFORMATION.
  ITEM 9. EXHIBITS.
SIGNATURE
  ANNEX A
  ANNEX B
EXHIBIT INDEX